Filed pursuant to Rule 433

Registration Statement 333- 215316

Relating to Preliminary Prospectus Supplement dated May 3, 2017

Republic of Panama

U.S.$253,988,000 3.875% Global Bonds due 2028

May 4, 2017

Issuer:	Republic of Panama (“Panama”)

Transaction:	3.875% Global Bonds due 2028 (“2028 global bonds”)

Distribution:	SEC Registered

Ranking:	Unsecured

Ratings:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch; all stable)

Amount Issued:	U.S.$ 253,988,000 aggregate principal amount*

Coupon:	3.875% (30/360 day count basis)

Maturity:	March 17, 2028

Offering Price:	102.332%, plus accrued interest totaling U.S. $1,585,661.19, or U.S. $6.243 per U.S. $1,000.00 principal amount of the Offered Securities, from March 17, 2017, to, but not including, May 15, 2017, plus accrued interest, if any, from May 15, 2017

Gross Proceeds to the Issuer (before expenses and not including accrued interest):	U.S.$259,911,000.16**

Yield to Maturity:	3.608%

Spread to Benchmark Treasury:	125 basis points

Benchmark Treasury:	2.250% due March 17, 2027

Benchmark Treasury Price and Yield:	99-02/2.358%

Reopening:	The 2028 global bonds constitute a further issuance of, and will form a single series with, the U.S.$1,000,000,000 aggregate principal amount of Panama’s 3.875% Global Bonds due 2028 issued on March 17, 2016.

Listing and Trading:	Application will be made to list the 2028 global bonds on the Official List of the Luxembourg Stock Exchange and to have the 2028 global bonds admitted to trading on the Euro MTF Market.

Optional Redemption:	Prior to December 17, 2027 (three months prior to the maturity date of the 2028 global bonds), Panama will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice to the holders (with a copy to the fiscal agent, The Bank of New York Mellon) to redeem the 2028 global bonds, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2028 global bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 global bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 30 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after December 17, 2027 (three months prior to the maturity date of the 2028 global bonds), the 2028 global bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2028 global bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Liability management and general budgetary purposes

Governing Law:	New York

Underwriting Fee:	0.074%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC.

Denominations:	U.S.$200,000 and integral multiples of U.S.$ 1,000 in excess thereof.

Interest Payment Dates:	September 17 and March 17

First Coupon Payment Date:	September 17, 2017

Settlement:	May 15, 2017 (T + 7)

CUSIP/ISIN:	698299 BF0/US698299BF03

*	Note: The aggregate principal amount of the 2028 global bonds includes approximately U.S.$103,988,000 intended to fund the purchase of outstanding Preferred Tenders (as such term is defined in the Offer to Purchase, dated May 3, 2017, of Panama) in the concurrent tender offer pursuant to the Offer to Purchase, and the amount may be adjusted based on final acceptances in the tender offer. Panama will announce the amount of Preferred Tenders and Non-Preferred Tenders that it is accepting on May 5, 2017.
**	The total gross proceeds amount may be adjusted in proportion to the adjustment, if any, to be made to the aggregate amount of the 2028 global bonds.

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated May 4, 2017, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2028 global bonds indicated below:

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$126,994,000

Morgan Stanley & Co. LLC	U.S.$126,994,000

Total	U.S.$253,988,000

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/76027/000119312517156462/d377072d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-800-624-1808.

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